January 23, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation Registration Statement on Form S-1 (File No. 333-137623)
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, UBS Securities LLC and Bear, Stearns & Co. Inc., as representatives of the several Underwriters, hereby join in the request of Kaiser Aluminum Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 2:00 p.m., Eastern Standard Time, on January 25, 2007 or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 12, 2007, through the date hereof:
     Preliminary Prospectus dated January 12, 2007:
     9,359 copies to prospective underwriters, institutional investors, dealers and others
     The undersigned, as representative of the several Underwriters, has and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Securities and Exchange Commission

Very truly yours, UBS SECURITIES LLC BEAR, STEARNS & CO. INC. As Representatives of the several Underwriters

UBS SECURITIES LLC
By:	/s/ Dieter Hoeppli
	Name:	Dieter Hoeppli
	Title:	Managing Director

By:	/s/ Jonathan Rose
	Name:	Jonathan Rose
	Title:	Executive Director

BEAR, STEARNS & CO. INC.
By:	/s/ Stephen Parish
	Name:	Stephen Parish
	Title:	Senior Managing Director

January 23, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549
Attn: H. Roger Schwall

Re:	Kaiser Aluminum Corporation Registration Statement on Form S-1 Registration Number 333-137623
Dear Mr. Schwall:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Kaiser Aluminum Corporation (the “Company”) hereby respectfully requests that the effective time of the above-referenced Registration Statement, as amended, be accelerated to 2:00 p.m., Eastern Standard Time, on January 25, 2007, or as soon thereafter as practicable.
     The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the registration of securities specified in the above-referenced Registration Statement, and the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding this request, please contact Troy B. Lewis or Mark T. Goglia of Jones Day at (214) 220-3939.

Securities and Exchange Commission
January 23, 2007

Very truly yours, Kaiser Aluminum Corporation
By:	/s/ John M. Donnan
John M. Donnan

cc:	Troy B. Lewis Mark T. Goglia